CONTACTUAL, INC.
FORM OF [INCENTIVE][NON-STATUTORY] STOCK OPTION AGREEMENT

This Incentive Stock Option Agreement (the "Agreement"), effective as of _____ __, ____, made by and between Contactual, Inc., a Delaware corporation (the "Company"), and the individual named below ("Optionee"). This Agreement is made pursuant to the terms and conditions of the 2003 Stock Option Plan (as amended, the "Plan"), a copy of which is attached to this Agreement as Exhibit A, and the provisions of which are incorporated into this Agreement by reference. In the event of any conflict between this Agreement and the Plan, the terms of the Plan shall govern. The Option is intended to be [an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")][a non-statutory stock option within the meaning of Internal Revenue Code of 1986, as amended (the "Code")].

OPTIONEE NAME	
DATE OF GRANT	
VESTING COMMENCEMENT DATE	
NUMBER OF SHARES ("Shares")	
EXERCISE PRICE PER SHARE	$_____ USD
EXPIRATION DATE	

VESTING SCHEDULE: Optionee's right to exercise the option granted in this Agreement shall vest as follows:

[(a)   Provided the Optionee remains a Company employee for at least one (1) year following the Vesting Commencement Date, the Shares shall vest as follows: twenty-five percent (25%) of the Shares shall vest and become exercisable on _____ __, ____, (exactly one (1) year from the Vesting Commencement Date). Thereafter, the remaining seventy-five percent (75%) shall vest and become exercisable in successive equal installments of $1/48^{th}$ of the total Shares per month, over the next thirty-six (36) months, on the same day of each continuous full month of service that Optionee provides to the Company as an employee (as determined on the 1st day of each such month), until all of the Shares become fully vested and exercisable exactly four (4) years from the Vesting Commencement Date. Options shall be rounded down to the nearest whole Share.]

OR

[(a)   The Shares shall vest as follows: One-forty-eighth (1/48th) of the Shares shall vest and become exercisable on each monthly anniversary of the Vesting Commencement Date, until all of the Shares become fully vested and exercisable four (4) years from the Vesting Commencement Date. Options shall be rounded down to the nearest whole Share.]

OR

[(a)   The Shares shall vest ratably over the twenty four (24) month period following the Vesting Commencement Date in equal monthly installments of 1/24th or the total Shares on the same day of each continuous full month of service that Optionee provides to the Company (as determined on the first date of each month) until the Shares become fully vested and exercisable on _____ __, ____, or exactly two (2) years from the Vesting Commencement Date. For the purposes of this Agreement, Optionee shall be deemed to be a Service Provider to the Company for so long as Optionee renders periodic services to Company as an officer, director, employee, an independent, non-employee consultant, or in such other capacity, all on terms approved by the Board of Directors of the Company. Optionee acknowledges and understands that what constitutes Service Provider status, other than as an officer, director, employee or consultant as set forth above, shall be determined entirely by the Board of Directors and the decision of such Board shall be final.]

OR

[(a)   All of the shares subject to the Option shall be fully vested as of the date hereof.]

*   *   *

(b)   In the event of Optionee's death, disability or other termination of [employment][Service Provider status], the exercisability of this Option shall be governed by Sections 9(c), 9(d) and 9(e) of the Plan. Notwithstanding the foregoing and notwithstanding anything to the contrary in Sections 9(c) and 9(e) of the Plan, in the event of Optionee's death prior to this Option expiring or becoming unexercisable [*or in the event of Optionee's termination of employment by the Company for other than Cause or by Optionee for Good Reason within the twelve (12) month period commencing on a Change in Control*]*, this Option shall be exercisable by the Optionee for the period of time provided in Section 9(c) or 9(e) of the Plan, as applicable, to the extent vested as of three (3) months, or shorter or longer period of time determined by the Company's Board of Directors, following such death [*or termination of employment*]*; provided, that this Option shall not become vested or exercisable following the Expiration Date set forth above.

(c)   The Option may not be exercised for fractional shares or for less than one hundred shares (100) Shares unless the remaining number of Shares subject to exercise is less than 100.

_____

"*" indicates language that is included in some option agreements.

(d)   Provided that the Company's Board of Directors approves of such exercise, this Option may be exercised for the purchase of Shares that have not yet vested under subsection (a) above. In such case, the purchased, unvested Shares shall be subject to repurchase by the Company pursuant to the terms of the Stock Restriction Agreement under which they are purchased, and, to the extent the terms hereof govern exercise and the like of the options, such terms shall be disregarded.

[(*e*)   *Notwithstanding anything herein to the contrary, if within the twelve (12) month period commencing on a Change in Control (as defined below), Optionee's employment is terminated by the Company for other than Cause (as defined below) or by Optionee for Good Reason (as defined below), and if, within sixty (60) days of such termination, Optionee executes and fails to revoke during any applicable revocation period a general release of all claims against the Company in a form acceptable to the Company, then all of the Shares subject to this Option shall immediately become fully vested and exercisable.*]**

[(*f*)   *For the purposes of this Agreement, the following terms shall have the following meanings:*

a.   *"Cause" shall mean any of the following, as determined by the Board of Directors in its good faith discretion, (i) willful refusal or willful material failure of Optionee to substantially perform his or her duties or willful refusal or willful material failure to comply with the Company's policies; (ii) conviction of, or plea of nolo contendere to, any felony or any misdemeanor involving dishonesty or moral turpitude; (iii) Optionee's gross negligence or willful misconduct in the performance of his or her duties and obligations to the Company; or (iv) embezzlement or any fraudulent act committed against the Company, its customers, or its vendors. For purposes of this provision, no act or failure to act, on the part of the Optionee, shall be considered "willful" unless it is done, or omitted to be done, intentionally and without reasonable belief that his or her action or omission was in the best interests of the Company.*

b.   *"Change in Control" shall mean any of the following events: (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganizations, provided that the applicable transaction shall not be deemed a Change in Control unless the Company's stockholders constituted immediately prior to such transaction do not hold more than fifty percent (50%) of the voting power of the surviving or acquiring entity (or its parent) immediately following such transaction (taking into account only voting power resulting from stock held by such stockholders prior to such transaction); (ii) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power outstanding before such transaction is transferred or (iii) a sale, conveyance or other disposition of all or substantially all of the assets of the Company (including without limitation a license of all or substantially all of the Company's intellectual property that is either exclusive or otherwise structured in a manner that constitutes a license of all or substantially all of the assets of the Company); provided that a Change in Control shall not include (x) a merger or consolidation with a wholly-owned subsidiary of the Company, (y) a merger effected exclusively for the purpose of changing the domicile of the Company or (z) any transaction or series of related transactions principally for bona fide equity financing purposes in which the Company is the surviving corporation.*

"Good Reason" shall mean the occurrence of any of the following without Optionee's written consent: (i) a material diminution in Optionee's base compensation; (ii) a material diminution in Optionee's authority, duties or responsibilities; provided, however, that a diminution in authority, duties or responsibilities solely by virtue of the Company being acquired and made part of a larger entity shall not by itself constitute "Good Reason"; (iii) a material change in the geographic location at which Optionee must perform Optionee's services; or (iv) a material breach of this Optionee's employment agreement, if any, by the Company. Notwithstanding the foregoing, such an occurrence shall not constitute "Good Reason" unless the condition giving rise to "Good Reason" continues more than thirty (30) days following Optionee's written notice of such condition within ninety (90) days of the first occurrence of such condition.]*

1. <u>No Transfer or Assignment of Option</u>. This Option and the rights and privileges conferred hereby shall not be transferred, assigned, pledged, or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to sale under execution, attachment, or similar process. Upon any attempt to transfer, assign, pledge, hypothecate, or otherwise dispose of this option, or of any right or privilege conferred hereby, contrary to the provisions of this Agreement, or upon any attempted sale under any execution, attachment, or similar process upon the rights and privileges conferred hereby, this Option and the rights and privileges conferred hereby shall immediately become null and void.

2. <u>Method of Exercise</u>.

(a) <u>Notice</u>. Optionee may exercise this option by delivering a signed Notice of Exercise in substantially the form attached hereto to the officer of the Company designated in such notice. If Optionee is acquiring unvested shares, such notice shall be accompanied by a signed Stock Restriction Agreement in substantially the form attached hereto and payment in full of the aggregate purchase price for the Shares.

(b) <u>Restriction on Exercise</u>. This Option may not be exercised if the issuance of the Shares upon such exercise or the method of payment of consideration for such Shares would constitute a violation of any applicable Federal or state securities law or any other law or regulation. Furthermore, the method and manner of payment of the Option Price will be subject to the rules under Part 207 of Title 12 of the Code of Federal Regulations ("Regulation G") as promulgated by the Federal Reserve Board if such rules apply to the Company at the date of exercise. As a condition to the exercise of this Option, the Company may require the Optionee to make any representation or warranty to the Company at the time of exercise of the Option as in the opinion of legal counsel for the Company may be required by any applicable law or regulation, including the execution and delivery of an appropriate representation statement. Accordingly, the stock certificates for the Shares issued upon exercise of this Option may bear appropriate legends restricting transfer.

(c) <u>Method of Payment</u>. Payment of the exercise price shall be by any of the following, or a combination thereof, at the election of the Optionee:

a. cash;

b.   certified or bank cashier's check;

c.   cancellation of indebtedness if agreed to by Company;

d.   promissory note if agreed to by Company as, subject to the Board of Directors' discretion and approval, Company may make loans or guarantee loans made by an appropriate financial institution to individual optionees, including officers, on such terms as may be approved by the Board for the purpose of financing the exercise of options granted under the Plan and payment of taxes that may be due by reason of such exercise; or

e.   in the event there exists a public market for the Company's Common Stock on the date of exercise, by surrender of shares of the Company's Common Stock. In this case payment shall be made as follows:

(i)   Optionee shall deliver to the Secretary of the Company a written notice which shall set forth the portion of the purchase price the Optionee wishes to pay with Common Stock, and the number of shares of such Common Stock the Optionee intends to surrender pursuant to the exercise of this Option, which shall be determined by dividing the aforementioned portion of the purchase price by the average of the last reported bid and asked prices per share of Common Stock of the Company, as reported in The Wall Street Journal (or, if not so reported, as otherwise reported by the National Association of Securities Dealers Automated Quotation (NASDAQ) System or, in the event the Common Stock is listed on a national securities exchange, or on [the NASDAQ National Market System (or any successor national market system), the closing price of Common Stock of the Company on such exchange] [a national market system, the closing price of Common Stock of the Company on such exchange or system] as reported in The Wall Street Journal, for the day on which the notice of exercise is sent or delivered;

(ii)   Fractional shares shall be disregarded and the Optionee shall pay in cash an amount equal to such fraction multiplied by the price determined under subparagraph (i) above;

(iii)   The written notice shall be accompanied by a duly endorsed blank stock power with respect to the number of Shares set forth in the notice, and the certificate(s) representing said Shares shall be delivered to the Company at its principal offices within three (3) working days from the date of the notice of exercise;

(iv)   The Optionee hereby authorizes and directs the Secretary of the Company to transfer so many of the Shares represented by such certificate(s) as are necessary to pay the purchase price in accordance with the provisions herein;

(v)   If any such transfer of Shares requires the consent of the California Commissioner of Corporations or of some other agency under the securities laws of any other state, or an opinion of counsel for the Company or Optionee that such transfer may be effected under applicable Federal and state securities laws, the time periods specified herein shall be extended for such periods as the necessary request for consent to transfer is pending before said Commission or other agency, or until counsel renders such an opinion, as the case may be.

All parties agree to cooperate in making such request for transfer, or in obtaining such opinion of counsel, and no transfer shall be effected without such consent or opinion if required by law; and

(vi) Notwithstanding any other provision herein, the Optionee shall only be permitted to pay the purchase price with shares of the Company's Common Stock owned by him as of the exercise date in the manner and within the time periods allowed under 17 CFR § 240.16b-3 promulgated under the Securities Exchange Act of 1934 as such regulation is presently constituted, as it is amended from time to time, and as it is interpreted now or hereafter by the Securities and Exchange Commission.

3. <u>Term and Expiration</u>. This option, if it has not earlier expired pursuant to the terms of this Agreement or the Plan, shall expire in all events on the tenth (10th) anniversary of the Date of Grant set forth on the first page hereof.

4. <u>Compliance with State and Federal Securities Laws</u>. No Shares shall be issued upon the exercise of this option unless and until the Company has determined that all applicable provisions of state and federal securities laws have been satisfied.

5. <u>Adjustment Upon Changes in Capitalization or Merger</u>. The number of Shares covered by this Option shall be adjusted in accordance with the provisions of Section 11 of the Plan in the event of changes in the capitalization or organization of the Company, or if the Company is a party to a merger or other corporate reorganization.

6. <u>Not Employment Contract</u>. Nothing in this Agreement or in the Plan shall confer upon the Optionee any right to continue in the employ of or as a service provider to the Company or shall interfere with or restrict in any way the rights of the Company, which are hereby expressly reserved, to discharge the Optionee at any time for any reason whatsoever, with or without cause, subject to the provisions of applicable law. This is not an employment or service provider contract.

7. <u>Income Tax Withholding</u>. The Optionee authorizes the Company to withhold in accordance with applicable law from any compensation payable to him or her any taxes required to be withheld by Federal, state or local laws as a result of the exercise of this Option and further agrees that Company and Company's agents shall not be required to deliver any shares purchased by Optionee upon exercise of this Option unless and until Optionee's tax obligations have been satisfied to Company's satisfaction or Optionee has provided Company with such payments. Furthermore, in the event of any determination that the Company has failed to withhold a sum sufficient to pay all withholding taxes due in connection with the exercise of this Option, the Optionee agrees to pay the Company the amount of any such deficiency in cash within five (5) days after receiving a written demand from the Company to do so, whether or not Optionee is an Optionee of the Company at that time.

8. <u>Miscellaneous Provisions</u>.

(a) <u>No Rights as a Stockholder</u>. Optionee shall have no rights as a stockholder with respect to any Shares subject to this option until the Shares have been issued in the name of Optionee.

(b) <u>Confidentiality</u>. Optionee agrees and acknowledges that the terms and conditions of this Agreement, including without limitation the number of Shares for which options have been granted, are confidential. Optionee agrees that he will not disclose these terms and conditions to any third party, except to Optionee's financial or legal advisors, tax preparer or family members, unless such disclosure is required by law.

(c) <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts wholly made and performed in the State of California.

(d) <u>Entire Agreement</u>. This Agreement and the Plan, together with those documents that are referenced in this Agreement, are intended to be the final, complete, and exclusive statement of the terms of the agreement between Optionee and the Company with regard to the subject matter of this Agreement. This Agreement and the Plan supersede all other prior agreements, communications, and statements, whether written or oral, express or implied, pertaining to that subject matter. This Agreement and the Plan may not be contradicted by evidence of any prior or contemporaneous statements or agreements, oral or written, and may not be explained or supplemented by evidence of consistent additional terms.

(e) <u>Counterparts</u>. This Agreement may be executed in one or more counterparts all of which together shall constitute one and the same instrument.

COMPANY:
CONTACTUAL, INC.
a Delaware corporation

By: _____
Name: _____
Title: _____

OPTIONEE:

_____
Name:
Address: _____

_____

_____
Social Security No.: _____

Form of Notice of Exercise
of Contactual, Inc. Incentive or Non-Statutory Stock Option

Date of Exercise: ________ __, 20__

Contactual, Inc.
1000 Bridge Parkway, Suite 200
Redwood City, California 94065

Gentlemen:

This constitutes notice under my stock option that I elect to purchase the number of shares for the price set forth below.

Type of Option (check one)	___ Incentive	___ Nonstatutory
Stock Option Agreement dated:	__________________	
Number of shares exercised:	__________________	
Total Exercise Price:	$_________________	

By this exercise, I agree (i) to provide the Company with such additional documents as it may require, if any, in accordance with the provisions of the 2003 Stock Option Plan, (ii) to pay (in the manner designated by the Company) any withholding obligation relating to this option exercise, (iii) if this notice relates to the exercise of unvested shares under an early exercise option, to immediately execute and deliver an Stock Restriction Agreement, and (iv) if this exercise relates to an incentive stock option, to notify you in writing within fifteen (15) days after the date of any sale or other disposition of any shares issued upon exercise of this option if such sale or other disposition occurs within 2 years after the Date of Grant of this option or within 1 year of the date of this notice of exercise.

I acknowledge that the shares being purchased by me hereunder have not been registered under the Securities Act of 1933, as amended (the "Act") and are "restricted securities" under Rule 701 and Rule 144 promulgated under the Act. I warrant and represent to the Company that I have no present intention of distributing or selling the Shares, except as permitted under the Act and any applicable state securities laws.

I further acknowledge that, if required by the Company (or a representative of the underwriters) in connection with the first underwritten registration of the offering of any securities of the Company under the Act, I will not sell or otherwise transfer or dispose of any shares of Common Stock or other securities of the Company during such period (not to exceed one hundred eighty (180) days) following the effective date of the registration statement of the Company filed under the Act as may be requested by the Company or a representative of the underwriters. I further agree that the Company may impose stop transfer instructions with

respect to securities subject to the foregoing restrictions until the end of such period.

Circle One:

A. I enclose my executed personal check herewith in the amount of $_____, or the full purchase price for the shares and evidencing my payment of the purchase price. Please register said shares in my name.

B. I enclose my executed promissory note to be held by the Company in the principal amount of $_____ evidencing my full payment to Company of the purchase price of said shares. Please register said shares in my name.

Dated: _____ __, 20__

_____
Signature

_____

_____
Address

_____
Social Security No.